Exhibit 99.1

GDF SUEZ

France’s new civilian nuclear player

The announcement of the construction of a second EPR in France is excellent news for energy security in the country. GDF SUEZ is proud to be a partner of this second EPR alongside EDF whose technical skills are recognised across the board.

The group, which has 40 years of experience in the nuclear industry, has long expressed a desire to play an active role in renewing nuclear provision around the world, and is already involved in projects in Abu Dhabi, Bulgaria and Romania. The group owns and runs seven reactors in Belgium and has a stake in the French Chooz and Tricastin nuclear power plants, representing 1,100 MW or the equivalent of a nuclear unit.

GDF SUEZ will make all of its knowledge and expertise available for the construction and operation of this new EPR which will help to improve energy security both in France and in the rest of Europe. The nuclear reactors run by GDF SUEZ are among the best in the world in terms of their operational performance (availability over 90%) and the OSART mission has saluted their very high nuclear security levels. The group is one of the rare industry actors to master all aspects of the nuclear chain, from the design stage to the operational phase, and from dismantling installations to managing radioactive waste.

Besides its nuclear expertise, GDF SUEZ is prepared to draw on all of its operational experience in running very large energy projects. The group is currently managing the construction of the Marafiq electric plant in Saudi Arabia employing 14,000 people and the Jirao hydroelectric power plant (3,500 MW) in Brazil, the cost of which is equivalent to an EPR.

Following the government’s decision, Gérard Mestrallet stated, “It’s unquestionably an asset for France to have two major players in the nuclear industry, on both homeland and abroad. GDF SUEZ is ready to mobilise its highly specialised teams and its technical expertise in a spirit of partnership in order to make this joint project a shared success. We welcome the government’s decision to build a second EPR in France to guarantee the country’s energy security. GDF SUEZ is very pleased to have the government on board in its will to be recognised as the project manager and operator of the next EPR in France when the project will be decided by French authorities.”

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact: Tel France: +33 (0)1 47 54 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com